[UnitedHealth Group Incorporated Letterhead]

April 1, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

Re:	UnitedHealth Group Incorporated
Registration Statement on Form S-3 (Reg. No. 333-123439)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), UnitedHealth Group Incorporated, UHC Capital I, UHC Capital II, UHC Capital III and UHC Capital IV (each a “Registrant” and together, the “Registrants”), respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to 3:00 p.m. on April 5, 2005 (Washington, D.C. time), or as soon thereafter as is practicable.

The Registrants acknowledge that (1) should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (3) the Registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

UNITEDHEALTH GROUP INCORPORATED

/s/ David J. Lubben
David J. Lubben
Secretary

UHC CAPITAL I
UHC CAPITAL II
UHC CAPITAL III
UHC CAPITAL IV

/s/ David J. Lubben
David J. Lubben
Secretary
UnitedHealth Group Incorporated

cc:	Jeffrey P. Riedler
Greg Belliston
Securities and Exchange Commission